Exhibit 99.1
PARAMOUNT RESOURCES LTD.
Calgary, Alberta
April 10, 2006

NEWS RELEASE:	Paramount Resources Ltd. Closes its Previously Announced Transaction with North American Oil Sands Corporation
Paramount Resources Ltd. (“Paramount”) (TSX:POU) has closed its previously announced transaction with North American Oil Sands Corporation (“North American”). As a result of the transaction, Paramount has vended its 50% interest in a SAGD oil sands joint venture to North American for common shares of North American. Concurrently with the closing of the transaction, two additional nominees of Paramount were appointed to the board of directors of North American. Paramount now owns approximately 50% of the outstanding common shares of North American. Paramount continues to hold its 100% interest in its oil sands leases in the Surmont area of Alberta.

For further information, please contact:
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994